



ATS™

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more

Toll Free – 1-866 964-0492

www.computershare.com/noticeandaccess

meetings.lumiconnect.com/400-620-211-650
Password: ats2026

3rd Party Appointment Site - www.computershare.com/ATS

Notice of Availability of Proxy Materials for ATS Corporation Annual and Special Meeting

Meeting Date and Location:

When: August 6, 2026
10:30 AM (Eastern Time)

Where: Virtually
meetings.lumiconnect.com/400-620-211-650
Password: ats2026

Fold

You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant meeting materials are available at:

https://www.atsautomation.com

OR

www.sedarplus.ca

OR

www.sec.gov/edgar

How to Obtain Paper Copies of the Proxy Materials

Fold

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To better ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than July 23, 2026. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.

To obtain paper copies of the materials after the meeting date, please contact 1-866-241-7973 or 519-653-6500, or by sending an email to legal@atsautomation.com.

For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North America 1-877-907-7643 or direct, from Outside of North America - 303-562-9305 (English) or 303-562-9306 (French) and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-866-241-7973 or 519-653-6500, or by sending an email to legal@atsautomation.com.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. Election of Directors – Section III.2

2. Reappointment of Independent Auditors – Section III.3

3. Advisory Vote on Executive Compensation (Say on Pay) - Section III.4

4. Shareholder Proposal as set out in the Management Information Circular for the meeting - Section III.5

Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy in advance of the voting deadline set out therein.

Fold

PLEASE VIEW THE INFORMATION CIRCULAR <u>PRIOR</u> TO VOTING

Annual Financial statement delivery

• No Annual Report (or Annual Financial Statements) is (are) included in this mailing

Fold

026QIB